UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)(1)

GLOWPOINT, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

379887201

(CUSIP Number)

Jason B. Beauvais

Senior Vice President, General Counsel,

Chief Compliance Officer and Secretary

Main Street Capital Corporation

1300 Post Oak

Boulevard, 8th Floor

Houston, Texas 77056

(713) 350-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379887201

1	Name of Reporting Person Main Street Capital Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,369

	8	Shared Voting Power 201,313

	9	Sole Dispositive Power 22,369

	10	Shared Dispositive Power 201,313

11	Aggregate Amount Beneficially Owned by Each Reporting Person 223,682

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person CO

CUSIP No. 379887201

1	Name of Reporting Person Main Street Equity Interests, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

CUSIP No. 379887201

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 5.                                                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 36,535,000 shares of Common Stock outstanding, as of May 8, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2017.

(a)                                            As of the date hereof, Main Street Capital Corporation (“MSCC”) directly owned 22,369 shares of Common Stock, representing approximately 0.1% of the shares of Common Stock outstanding.  MSCC may be deemed to beneficially own 145,394 shares and 55,919 shares of Common Stock, representing approximately 0.6% of the shares of Common Stock outstanding, held by Main Street Mezzanine Fund, LP and Main Street Capital II, LP, respectively. Main Street Mezzanine Fund, LP and Main Street Capital II, LP are subsidiaries of MSCC. MSCC disclaims beneficial ownership of such shares.

(b)                                            MSCC may be deemed to share with Main Street Mezzanine Fund, LP and Main Street Capital II, LP, subsidiaries of MSCC, the power to vote and dispose of the Common Stock directly owned by Main Street Mezzanine Fund, LP and Main Street Capital II, LP.

(c)                                             The Reporting Persons have entered into the following transactions in the shares of Common Stock during the past sixty days:

The undersigned disclosed under Item 5 to its Amendment No. 4 to Schedule 13 D filed on March 29, 2017 that MSCC was in discussions with the Issuer regarding the secured loan that MSCC previously provided to the Issuer. Such discussions included a potential repurchase of the loan by the Issuer, the refinancing and restructuring of the loan and the possible repurchase of shares of Common Stock beneficially owned by MSCC and its subsidiaries by the Issuer.

On July 31, 2017, the Issuer and Main Street Equity Interests, Inc., Main Street Mezzanine Fund, LP and Main Street Capital II, LP (the “Main Street Parties”) entered into a Redemption Agreement, pursuant to which (i) the Issuer paid Main Street Equity Interests, Inc. $2,549,999 under a secured loan that was previously provided to the Issuer and (ii) the Issuer redeemed 7,645,414 shares of Common Stock from Main Street Equity Interests, Inc., 47,741 shares of Common Stock from Main Street Mezzanine Fund, LP, and 18,362 shares of Common Stock from Main Street Capital II, LP for $1.

On July 31, 2017, Issuer issued 145,394 shares, 55,919 shares and 22,369 shares of Common Stock to Main Street Mezzanine Fund, LP, Main Street Capital II, LP and MSCC, respectively, in exchange for Main Street Mezzanine Fund, LP, Main Street Capital II, LP and MSCC forgiving amounts owed to them by Issuer under subordinated notes that were previously provided to Issuer that have a combined fair market value of approximately $78,000.

(d)                                            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock it owns.

(e)                                             On July 31, 2017, the reporting persons ceased to be the beneficial owner of more than 5% of the shares of Common Stock outstanding.

CUSIP No. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
	Name:	Jason B. Beauvais
	Title:	General Counsel

Dated:  August 2, 2017

CUSIP No. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET EQUITY INTERESTS, INC.

By:	/s/ Jason B. Beauvais
	Name:	Jason B. Beauvais
	Title:	General Counsel

Dated:  August 2, 2017